

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

September 5, 2007

Via Mail and Fax

Kenneth H. Kirkpatrick
President and Chief Executive Officer
OSI Geospatial Inc.
300 – 340 March Road
Kanata, ON, Canada K2K 2E4

> **RE:** **OSI Geospatial Inc.**
> **Form 20-F For the Year Ended November 30, 2006**
> **Form 6-K Filed April 17, 2007**
> **File Number: 000-49944**

Dear Mr. Kirkpatrick:

We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 20-F For the Year Ended November 30, 2006

Item 5. Operating and Financial Review and Prospects, page 23
A. Operating Results, page 23

1. Please tell us and disclose the significant factors affecting the gross profit percentages for each of your segments. Additionally, tell us and disclose the reason why the gross profit percentages differ materially between the International Systems and US Systems segments.

Critical Accounting Policies, page 24
Revenue Recognition, page 24
Systems Operations, page 24

2. We note that revenue for certain projects in the International and U.S. Systems Operations segments is recognized under the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Please explain to us why your use of an input measure (i.e., costs incurred on projects) is appropriate for your projects. Paragraph 47 of SOP 81-1 states that "Output is used to measure results directly and is generally the best measure of progress toward completion in circumstances in which a reliable measure of output can be established." If the basis of your response is that a reliable measure of output cannot be established, please clearly explain to us how you made this determination. In addition, provide us any analysis prepared by you as contemplated by paragraph 51 of SOP 81-1 in regard to the acceptability and appropriateness of the revenue recognition measure(s) employed in your circumstances.

3. Please identify for us the "projects" and products in which you recognize revenue using the percentage of completion method of accounting and explain to us why your method of accounting is appropriate for each separate project and product. Your explanation should include a comprehensive analysis that addresses the provisions of SOP 97-2 and SOP 81-1, where appropriate. As part of your response, highlight the projects and products in which you are delivering software or a software system. In addition, outline for us the steps and timeframes involved in a typical installation of each of your most significant applications and the significant production, modification or customization that occurs during the process. Finally, clarify your disclosure to identify the projects and products in which you apply the percentage of completion method of accounting.

4. Please identify for us the "certain other" systems and systems components, and software products, in which you recognize revenue at the time of delivery, assuming the recognition criteria you identified are met. In addition, (1) confirm to us and in your future filings that you recognize revenue in accordance with SOP 97-2 with regard to the sale of your software products, and (2) clarify for us and in your future

filings whether you apply SOP 97-2 to the sale of your systems and system components. With regard to systems and system components, please explain to us the basis for your conclusion.

5. Please quantify for us the revenue attributable to each of your significant products and services for 2007, 2006, and 2005, and briefly explain to us any variances in the period to period amounts. As part of your analysis, indicate to which segment the product or service is attributed. In addition, provide in the notes to the financial statements the disclosures required by paragraph 37 of SFAS 131.

6. In addition, clarify for us and in your disclosure what is meant by the following found in the first paragraph under the table on page 28: "Our principal developed and manufactured product, ECPINS®, delivers the majority of the marine systems revenue. We also derive revenue from the delivery of the ECPINS® software component of our system product."

7. We note that revenue from contracts with multiple deliverables is recognized based on the division of the multiple deliverables into separate units of accounting and arrangement consideration is allocated among separate units based on their relative fair values. Please identify for us the arrangements that contain multiple deliverables and additionally identify the individual deliverables. In addition, for each type of arrangement, tell us whether the basis for your accounting is either SOP 97-2 or EITF 00-21. In addition, for arrangements in which you are applying EITF 00-21, demonstrate for us by a comprehensive analysis that (i) each deliverable has value to your customers on a standalone basis and (ii) there is objective and reliable evidence of fair value for all units of accounting in your arrangements. In regard to (ii), we note your disclosure regarding your use of the relative fair value method, and not the residual method. For arrangements in which you are applying SOP 97-2, demonstrate for us by a comprehensive analysis that you have (i) established vendor-specific evidence of fair value for each of the elements in your multiple element arrangements in accordance with paragraph 10 of SOP 97-2 and (ii) complied with the guidance in paragraph 65 of SOP 97-2.

8. We note that maintenance and technical support revenues are recognized ratably based on the terms of the respective contract agreements, which is generally one to four years. If not fully addressed in the immediately preceding comment, please explain to us is in detail how you have determined the amount of revenue to allocate to maintenance and technical support agreements entered into as part of, or contemporaneously with, software arrangements. Ensure your analysis contemplates the guidance in paragraphs 10, 57, and 76, as appropriate, of SOP 97-2. In addition, provide us with a copy of the contracts of significant software arrangements that contain maintenance and technical support services and tell us how you have accounted for these arrangements.

9. Also, tell us and disclose the most significant factors in estimating your revenue for
    software and systems and those that are most sensitive to variability. Tell us and
    disclose circumstances in which there were material deviations of estimates and
    assumptions from actual results, and circumstances that resulted in revised
    assumptions in the past or that could lead to material changes in the future.

Revenue, page 28

10. We note from a press release that you signed the $29 million contract to deliver W-
    AIS Systems to the U.K. Royal Navy on November 28, 2006. We note from your
    Form 20-F that you recognized $5.8 million in revenue from this contract in the fiscal
    year ended November 30, 2006. We further note from a press release dated
    November 2, 2006 that the terms of the contract set out initial systems purchases
    totaling approximately $6.2 million, a four-year support and maintenance program of
    approximately $2.2 million, and a 26 year long-term support and maintenance
    program of approximately $14.5 million. Please explain to us in detail the method in
    which you account for the revenue and costs related to this contract and the reason
    your accounting is appropriate. As part of your response, fully explain to us both (1)
    how you determined the appropriate accounting literature to follow and (2) how your
    accounting complies with the accounting literature. With regard to (1), provide us a
    comprehensive analysis that addresses paragraph 2 and footnote 2 of SOP 97-2.
    Additionally address the following:

    (a)   Describe for us in detail the initial systems that were delivered and fully
            explain to us why it was appropriate to recognize revenue upon delivery.
    (b)   Describe for us in detail the services and products that are to be provided
            under both the four year support and maintenance program and the 26 year
            long-term support and maintenance program.
    (c)   Explain to us in detail how you established and allocated fair value to each
            of the elements in the contract and fully demonstrate to us why your
            method was appropriate.
    (d)   We note from your November 28, 2006 press release that the MOD W-
            AIS will be installed in platform Operations and Control Rooms and
            integrated into the Warship Electronic Chart Display and Information
            System located on the bridge of the naval ship. Please explain to us who
            will provide the installation and describe for us any role that you will have
            in the installation.
    (e)   Provide us a copy of the contract underlying the $29 million agreement.
            In addition, provide us a copy of any related contracts that were
            contemporaneously entered into.
    (f)   Quantify for us the amount of costs of goods sold that was recorded in
            fiscal 2006 in connection with the $5.8 million of revenue that was
            recognized and tell us how and when these costs were incurred.

Notes to Consolidated Financial Statements, page 85
Note 5. Acquisitions, page 91
CHI Systems Inc., page 91

11. We note from its website that CHI is a research and development company. In this regard, please explain to us your consideration of the existence of research and development assets and related accounting pursuant to paragraph 42 of FAS 141 in your accounting for the acquisition of CHI.

Note 7: Accounts Receivable, page 94

12. Please explain to us in detail why the unbilled revenue as of November 30, 2006 was not billable.

Note 9. Plant and equipment, page 94

13. It appears that your plant and equipment is nearing the end of its useful life based on the remaining undepreciable balances presented. In this regard, please explain to us and disclose the ability of your existing plant and equipment to sustain your operations for the foreseeable future, and address whether there is any need to replace such assets in the short term and anticipated costs you expect to incur in doing so, along with how you intend to finance the related costs.

Form 6-K Filed April 17, 2007

14. Please explain to us in clear detail the reason why the gross profit percentage for International Systems in the first quarter of fiscal 2007 of 5% was significantly lower than the corresponding quarter of the prior fiscal year of 53% and for all of fiscal 2006 of 63%. Additionally, tell us the gross profit percentage for this segment in the fourth quarter of fiscal 2006 and the reason in detail for any material change in the gross profit percentage of that period compared to the first quarter of fiscal 2007. Further, explain to us in detail why the gross profit percentage for this segment increased to 63% in the three months ended May 31, 2007.

15. Your discussion regarding the decrease in revenue in the International Systems segment is vague. Attributing the 45% decrease in revenue to the timing of new contracts awarded, the delivery schedules of existing contracts, and the mix of products and services, does not provide investors with any useful information. Please expand your disclosure in future filings to discuss changes with much greater specificity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief

cc: John T. Sentjens, Vice President, Finance